Contact

www.linkedin.com/in/fred-gold-73014224 (LinkedIn)

Top Skills

Account Management
Cold Calling
Direct Sales

Fred Gold

SECURITY Consultant
Portland, Oregon, United States

Experience

Rose City Protection

Director Of Operations
January 1996 - Present (27 years 2 months)
Pacific NorthWest

UPS

11 years 10 months

Business Professional
January 2010 - October 2021 (11 years 10 months)
United States

AE
2010 - October 2021 (11 years)

Education

Eastern Oregon University

Bachelor of Science (B.S.), Liberal Arts and Sciences/Liberal Studies · (1987 - 1991)